Exhibit 99.6

It's Time to Re-Invent Customer Service. NICE Global Webinar Series
Presents Expert Insights on How to Achieve This

Hoboken, N.J., January 12, 2017 – NICE is helping organizations reinvent customer service during an upcoming webinar series that begins January 19. Open to participants across the globe, the webinars will focus on how analytics and automation solutions can be used to impact customers, employees, and omni-channel touch points in order to drive significant improvements across the customer service industry. Sessions will be led by industry experts, customers, as well as leading analysts from Forrester, Opus, and Saddletree.

Highlights of the webinar series include:
•	"How Workforce Management Drives A Competitive Advantage", presented by Christopher Chute, Research Vice President, Global SMB Cloud and Mobility Practice, IDC Research
•	"Transforming IVR: From Pain to Prosperity", presented by Art Schoeller, VP and Principal Analyst, Forrester Research"
•	"A View Into EE's Automation Best Practices – Case Study", presented by David Orton, Technical Manager, BT (formerly EE) & Karen Inbar, Advanced Process Automations Marketing Manager, NICE

The series runs from January 19 to March 30. For more information and to register for the webinars, click here.

About NICE
NICE is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256-5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.